Exhibit (a)(1)(G)

SUPPLEMENT DATED OCTOBER 10, 2017

TO OFFER TO PURCHASE FOR CASH DATED SEPTEMBER 27, 2017

BY

GREENHILL & CO., INC.

OF UP TO 12,000,000 SHARES OF ITS COMMON STOCK

AT A PURCHASE PRICE OF $17.25 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 25, 2017, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Greenhill & Co., Inc., a Delaware corporation (“Greenhill,” the “Company,” “we,” “us,” or “our”), hereby amends and supplements the offer to purchase shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price of $17.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Purchase Price”), upon the terms and subject to the conditions described in the Offer to Purchase dated September 27, 2017 (the “Original Offer to Purchase”), as amended and supplemented by this Supplement to the Offer to Purchase (the “Supplement,” and together with the Original Offer to Purchase, as further amended or supplemented from time to time, the “Offer to Purchase”), the Amended Letter of Transmittal dated October 10, 2017 (“Letter of Transmittal,” which together with the Offer to Purchase, as each may be further amended or supplemented from time to time, constitute the “Offer”). If the Offer is fully subscribed, the Offer will result in the repurchase by Greenhill of 12,000,000 Shares, which would represent approximately 40% of our issued and outstanding Shares, or 33% of our outstanding Shares on a fully diluted basis.

The Offer was originally for up to 9,000,000 Shares at a price of $17.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. As amended and supplemented, the Offer is now for up to 12,000,000 Shares at a price of $17.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.

Except to the extent amended and supplemented by this Supplement, the terms and conditions set forth in the Original Offer to Purchase remain applicable in all respects to the Offer. This Supplement is a part of, and should be read in conjunction with, the Original Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer. Where information in the Original Offer to Purchase, Letter of Transmittal and the other documents that constitute part of the Offer is in conflict with, supplemented by or replaced by information in this Supplement, the information provided in this Supplement shall govern. Capitalized terms used in this Supplement, but not otherwise defined in this Supplement, shall have the meanings given to those terms in the Original Offer to Purchase.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer, however, is subject to other conditions, including the Financing Condition (as defined below). See Section 7 of the Offer to Purchase.

To the Holders of our Common Stock:

The Company’s Board of Directors has determined that it would be in the best interest of the Company to increase both the size of the Offer to up to 12,000,000 Shares and the price per Share at which stockholders may tender their Shares to $17.25, less any applicable withholding taxes and without interest.

As a result, the Company has amended the Offer to increase both the size of the Offer and the price per share at which stockholders may tender Shares for purchase by us. Upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal, we are now offering to purchase up to 12,000,000 Shares at a price per share of $17.25, less any applicable withholding taxes and without interest. The Offer will continue to expire at 11:59 P.M., New York City time, on Wednesday, October 25, 2017, unless extended.

Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your Shares and we have not authorized any person to make any such recommendation. You must decide whether to tender your Shares and, if so, how many Shares to tender. In doing so, you should read and evaluate carefully the information in this Supplement, the Original Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer, and should discuss whether to tender your Shares with your broker or other financial or tax advisor. See Section 2 of the Offer to Purchase.

This Supplement should be read in conjunction with the Original Offer to Purchase. Under the heading “Amendments to Specific Provisions,” below, we have indicated the provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. Except as set forth herein, all of the terms and conditions of the Offer set forth in the Original Offer to Purchase shall continue to be applicable.

As of September 25, 2017, we had 29,638,437 issued and outstanding Shares (and 5,560,299 Shares reserved for issuance upon vesting of all outstanding restricted stock units and 1,159,420 shares expected to be issued in the Chairman Purchase and the CEO Purchase described in Section 11 of the Offer to Purchase). If the Offer is fully subscribed, the Offer will result in the repurchase by Greenhill of 12,000,000 Shares, which would represent approximately 40% of our issued and outstanding Shares, or 33% of our outstanding Shares on a fully diluted basis.

The Shares are listed on the New York Stock Exchange (“NYSE”) and trade under the symbol “GHL.” On September 26, 2017, the last full trading day before we commenced the Offer, the closing price of the Shares on the NYSE was $16.85 per Share. On September 25, 2017, the last full trading day before we announced our intention to make the Offer, the closing price of the Shares on the NYSE was $14.40 per Share. On October 6, 2017, the last full trading day before we announced the increase in the Purchase Price, the closing price of the Shares on the NYSE was $16.80 per Share. You should obtain current market quotations for the Shares before deciding whether to participate in the Offer.

Summary of the Amended Offer

This summary highlights certain material information regarding the Offer, as amended and supplemented, but you should realize that it does not describe all of the details of the Offer to the same extent described in the Original Offer to Purchase. We urge you to read the entire Original Offer to Purchase and the related Letter of Transmittal, together with this Supplement, because they contain important information regarding the Offer.

How many Shares is Greenhill offering to purchase?

We are offering to purchase up to a maximum of 12,000,000 Shares (increased from 9,000,000 Shares), properly tendered in the Offer and not properly withdrawn, at a price of $17.25 per Share.

What will be the Purchase Price for the Shares and what will be the form of payment?

We are offering to purchase for cash up to 12,000,000 of our Shares at a price of $17.25 per Share (increased from $17.00 per Share), net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal.

On the terms and subject to the conditions of the Offer (including the “odd lot” priority, proration and conditional tender provisions), as promptly as practicable following the Expiration Date, we will pay the Purchase Price in cash, less any applicable withholding taxes and without interest, to all stockholders who have properly tendered (and have not properly withdrawn) their Shares that have been accepted for payment. See Section 1 of the Offer to Purchase.

How will the Company pay for the Shares?

Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $208,000,000. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, through the Financing Arrangements, which have been upsized to $350,000,000 from $300,000,000. See Section 9 of the Offer to Purchase.

If I have not yet tendered Shares under the Original Offer to Purchase, how do I tender Shares and receive the increased Purchase Price of $17.25 per share?

If you want to tender all or part of your Shares, you must do one of the following before the Expiration Date:

•	If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your Shares for you.

•	If you hold certificates in your own name, you must complete and sign the Letter of Transmittal according to its instructions, and deliver it, or a facsimile thereof, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer.

•	If you are an institution participating in DTC (as defined in the Original Offer to Purchase), you must tender your Shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase.

•	If you are unable to deliver the certificates for the Shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3 of the Offer to Purchase.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that they have an earlier deadline for accepting the Offer. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee holding your Shares to find out their deadline. See Section 3 of the Offer to Purchase.

You may contact the Information Agent, the Dealer Manager or your broker, dealer, commercial bank, trust company or other nominee for assistance. The contact information for the Information Agent and the Dealer Manager is on the back cover page of this Supplement. See Section 3 of the Offer to Purchase and the Instructions to the Letter of Transmittal.

If I tendered Shares under the Original Offer to Purchase and I do not wish to withdraw those Shares, do I need to do anything further?

No. If you have previously tendered your Shares, and you do not wish to withdraw the tender of those Shares, you do not need to take any further action in response to this Supplement in order to receive the increased consideration of $17.25 per Share.

If I tendered Shares under the Original Offer to Purchase, may I withdraw those Shares?

Yes. You may withdraw your tendered Shares at any time before 11:59 P.M., New York City time, on October 25, 2017, or such later time and date to which we may extend the Offer. In addition, unless we have already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 11:59 P.M., New York City time, on November 22, 2017. See Section 4 of the Offer to Purchase.

How will I be notified if the Offer is extended or further amended?

If the Offer is extended, we will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any further amendment to the Offer by making a public announcement of the amendment. See Section 16 of the Offer to Purchase.

Whom do I contact if I have questions about the Offer?

For additional information or assistance, you may contact Georgeson LLC, the Information Agent for the Offer, or Greenhill & Co., LLC, the Dealer Manager for the Offer, in each case at the telephone numbers and addresses set forth on the back cover of this Supplement. You may request additional copies of the Offer to Purchase, the Letter of Transmittal, other Offer documents and any amendments to any of the foregoing from the Information Agent at its telephone number and address on the back cover of this Supplement.

Amendments to Specific Provisions

The Original Offer to Purchase is hereby amended and supplemented as follows:

•	All references to “9,000,000 Shares” shall now refer to “12,000,000 Shares”.

•	All references to “1,176,470 shares expected to be issued in the Chairman Purchase and the CEO Purchase” shall now refer to “1,159,420 shares expected to be issued in the Chairman Purchase and the CEO Purchase”.

•	All references to “approximately 30% of our issued and outstanding Shares, or 25% of our outstanding Shares on a fully diluted basis” shall now refer to “approximately 40% of our issued and outstanding Shares, or 33% of our outstanding Shares on a fully diluted basis”.

•	The defined term “Purchase Price” shall now mean, and all references to $17.00 shall now refer to, $17.25.

•	The first bullet point on page 3 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“Our consummation of a Term Loan B financing transaction resulting in the placement of $350,000,000 of term loans (the “Financing Arrangements”) subsequent to the date hereof and on or prior to the Expiration Date (the “Financing Condition”). The Company expects to close on a financing transaction that satisfies this condition on or about October 12, 2017. See Section 9;”

•	The second bullet point on page 4 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“The Offer shall not cause us to violate or fail to be in compliance with any applicable law, including Section 160 of the General Corporation Law of the State of Delaware (the “DGCL”). Under Section 160 of the DGCL, a corporation generally may only redeem or purchase its own shares of capital stock for cash or other property when the capital of the corporation is not impaired and when the redemption or purchase would not cause the capital of the corporation to become impaired. Capital is considered impaired when the net assets of the corporation (total assets in excess of total liabilities) do not exceed the capital of the corporation (generally defined to be the aggregate par value of its outstanding shares);”

•	The fourth sentence in the first paragraph under the heading “How will the Offer affect the number of Shares outstanding?” on page 5 of the Original Offer to Purchase, the first sentence in the second paragraph under the heading “Does Greenhill intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?” on page 8 of the Original Offer to Purchase, the first full sentence on page 20 of the Original Offer to Purchase, the first sentence in the first full paragraph on page 21 of the Original Offer to Purchase and the fourth sentence in the third full paragraph on page 37 of the Original Offer to Purchase, is each hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

•	The second sentence in the second paragraph under Section 2. “Purpose of the Offer; Certain Effects of the Offer” on page 17 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“We expect that the net proceeds from the Financing Arrangements will be used to repay all of the Company’s existing bank debt and to help fund the repurchase of up to $285,000,000 of Shares under the Offer and other potential repurchases.”

•	The first bullet point under Section 7. “Conditions of the Offer” on page 29 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“failure to consummate the Financing Arrangements subsequent to the date hereof and on or prior to the Expiration Date;”

•	The third bullet point under Section 7. “Conditions of the Offer” on page 29 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“the Offer has caused us to violate or fail to be in compliance with any applicable law, including Section 160 of the DGCL, under which a corporation generally may only redeem or purchase its own shares of capital stock for cash or other property when the capital of the corporation is not impaired and when the redemption or purchase would not cause the capital of the corporation to become impaired. Capital is considered impaired when the net assets of the corporation (total assets in excess of total liabilities) do not exceed the capital of the corporation (generally defined to be the aggregate par value of its outstanding shares);”

•	The first full paragraph on page 30 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“The foregoing addresses the only conditions under which we are not obligated to complete the Offer. The conditions referred to above are for our sole benefit and we may assert them or waive them, in whole or in part, at any time and from time to time in our sole and reasonable discretion prior to the expiration of the Offer. Any decision by us to exercise any of the foregoing rights will be disseminated promptly in accordance with Section 16 of the Offer to Purchase. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction.”

•	The entire text of Section 9. “Source and Amount of Funds” beginning on page 32 of the Original Offer to Purchase and running through page 33 immediately above Section 10. “Certain Information Concerning the Company” of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $208,000,000. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, through the Financing Arrangements, which will consist of borrowings under new secured credit facilities. This Offer is subject to the Financing Condition, meaning that if the Company is unable to consummate the Financing Arrangements, resulting in the placement of $350,000,000 of term loans, we will not be required to complete the Offer. After the Offer closes, we will receive additional funds through the Chairman Purchase and CEO Purchase, which we expect will be used for further share repurchases or general corporate purposes.

We currently have an outstanding revolving credit facility with First Republic Bank with an outstanding principal balance of $83.8 million and our term loan was repaid in full on September 29, 2017. We intend to enter into a new credit agreement comprised of a five-year secured term facility for $350,000,000 and a three-year secured revolving credit facility for $20,000,000 (the “Credit Facilities”) that will replace our current bank debt. The Credit Facilities are expected to close on or about October 12, 2017 and have the terms and conditions described below.

Borrowings under the Credit Facilities will bear interest at either a base rate plus 2.75%, or LIBOR plus 3.75%. The term loans will require quarterly principal amortization payments commencing on March 31, 2018 equal to (i) 5% per annum on or prior to the first anniversary, (ii) 10% per annum after the first anniversary but on or prior to the second anniversary, (iii) 10% per annum after the second anniversary but on or prior to the third anniversary and (iv) 10% per annum after the third anniversary but on or prior to the fourth anniversary, in each case of the original principal amount of the term loans, with the remaining balance of the term loans at maturity. No scheduled principal payments will be required on amounts drawn on the revolving credit facility until the maturity date of that facility.

The obligations under the Credit Facilities will be guaranteed by our existing and subsequently acquired or organized wholly-owned U.S. restricted subsidiaries (excluding any registered broker-dealers) (the “Guarantors”) and secured by first priority (subject to permitted liens) perfected security interests in (i) all assets of ours, the Guarantors and each U.S. subsidiary of the Company that is or becomes a registered broker-dealer under the Securities Exchange Act of 1934, as amended, (the “Domestic Regulated Subsidiaries”), (ii) advisory fees receivables of ours, the Guarantors and the Domestic Regulated Subsidiaries and (iii) 100% of the capital stock of each domestic subsidiary of ours, the Guarantors and the Domestic Regulated Subsidiaries, 65% of the capital stock of each direct foreign subsidiary of ours, the Guarantors and the Domestic Regulated Subsidiaries and all intercompany debt of the Company, the Guarantors and the Domestic Regulated Subsidiaries, subject to certain exclusions which, for the avoidance of doubt, shall not include any cash held by the Domestic Regulated Subsidiaries.

Voluntary prepayments of borrowings under the term loans, the revolving credit facility and any incremental facility will be permitted. We will be required to repay certain amounts of the Credit Facilities in connection with the non-ordinary course sale of assets, receipt of insurance proceeds, the issuance of debt obligations and excess cash flow, subject to certain exceptions.

The Credit Facilities will contain affirmative and negative covenants (subject, in each case, to customary exceptions and qualifications and others), including covenants that limit our ability to, among other things:

•	grant liens on our assets;

•	incur additional indebtedness (including guarantees and other contingent obligations);

•	make certain investments (including loans and advances);

•	make certain acquisitions;

•	merge or make other fundamental changes;

•	sell or otherwise dispose of property or assets;

•	pay dividends and other distributions, repurchase shares and prepay certain indebtedness;

•	make changes in the nature of our business;

•	enter into transactions with our affiliates;

•	amend or waive our organizational documents, subordinated and junior lien indebtedness;

•	change our fiscal year; and

•	enter into contracts restricting dividends and liens granted by non-guarantor subsidiaries.

The revolving credit facility will be subject to a springing total net leverage ratio financial covenant subject to certain step downs.

The closing of the Credit Facilities is subject to certain customary and other conditions, and they are expected to close and be funded on or about October 12, 2017. If the closing of the Credit Facilities occurs, the Financing Condition will be satisfied. The Company will file an amendment to the Schedule TO to disclose any material developments with respect to the Credit Facilities, including the closing and funding thereof.”

•	The third bullet point on page 34 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“the Company’s Current Reports on Form 8-K filed on June 8, 2017, July 26, 2017, September 25, 2017, September 26, 2017 and October 10, 2017; and”

•	The table and corresponding footnotes beginning on page 35 of the Original Offer to Purchase and running through page 36 of the Original Offer to Purchase immediately above the heading “Transactions and Arrangements Concerning the Shares” is hereby amended and restated to read in its entirety as follows:

Name and Address(1) of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares
Current Directors and Officers
Robert F. Greenhill(2)	2,086,459	6.8%
Scott L. Bok (3)	1,352,196	4.4%
Kevin M. Costantino	15,039	*
David A. Wyles	—	*
Harold J. Rodriguez, Jr.(4)	93,998	*
Steven F. Goldstone	29,039	*
Stephen L. Key	18,374	*
John D. Liu	6,209	*
Karen P. Robards	11,941	*
All Current Executive Officers and Directors as a group (9 persons)	3,613,255	11.7%
Five Percent Beneficial Owners
BlackRock, Inc.(5)	3,442,908	11.2%
The Vanguard Group(6)	2,294,757	7.5%

*	Less than 1% of Shares beneficially owned.
(1)	Unless otherwise indicated, the address and business telephone number for each beneficial owner are c/o Greenhill & Co., Inc., 300 Park Avenue, New York, New York 10022 and (212) 389-1500, respectively.

(2)	Includes (1) all of our Shares held directly by Mr. Greenhill; (2) 989,524 of our Shares held by Greenhill Family Limited Partnership, a Delaware limited partnership controlled by Mr. Greenhill; (3) 239,680 of our Shares held by Riversville Aircraft Corporation II, a Delaware corporation controlled by Mr. Greenhill; and (4) 579,710 of our Shares that Socatean Partners, a Connecticut general partnership controlled by Mr. Greenhill, agreed to purchase in the Chairman Purchase. Mr. Greenhill expressly disclaims beneficial ownership of the Shares held by other members of his family in Greenhill Family Limited Partnership.
(3)	Includes (1) all of our Shares held directly by Mr. Bok; (2) 320,552 of our Shares held by a grantor retained annuity trust for the benefit of Mr. Bok and his two children; (3) 25,000 Shares held by Bok Family Partners, L.P., a Delaware limited partnership controlled by Mr. Bok; (4) 579,710 of our Shares that Mr. Bok agreed to purchase in the CEO Purchase, of which 115,942 Shares will be purchased by Bok Family Partners, L.P.; and (5) 288,783 of our shares held by the Bok Family Foundation. Mr. Bok expressly disclaims beneficial ownership of Shares held by the Bok Family Foundation.
(4)	Includes 93,998 Shares held by Jacquelyn F. Rodriguez, the wife of Harold J. Rodriguez, Jr.
(5)	Address: 55 East 52nd Street, New York, NY 10022.
(6)	Address: 100 Vanguard Blvd., Malvern, PA 19355.”

•	The entire text of Section 12. “Certain Financial Information” beginning on page 38 of the Original Offer to Purchase and running through page 41 immediately above Section 13. “Certain Legal Matters; Regulatory Approvals” of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“Financial Information

The financial information, including financial statements and the notes thereto, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2017 and June 30, 2017 are incorporated herein by reference. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 10 of this Offer to Purchase.

Summary Historical Financial Information

Condensed Consolidated Statements of Financial Condition Data (in thousands, except per share data):

	Unaudited	Audited
	As of June 30, 2017	As of December 31, 2016	As of December 31, 2015
Assets
Cash and cash equivalents	$68,022	$98,313	$69,962
Advisory fees receivable, net of allowance for doubtful accounts	50,120	68,140	64,430
Other receivables	3,716	2,830	5,470
Property and equipment, net of accumulated depreciation	8,650	8,764	9,783
Goodwill	215,568	208,186	209,024
Deferred tax asset, net	55,585	62,108	56,072
Other assets	7,950	8,341	8,403

Total assets	$409,611	$456,682	$423,144

	Unaudited	Audited
	As of June 30, 2017	As of December 31, 2016	As of December 31, 2015
Liabilities and Equity
Compensation payable	$22,700	$37,527	$22,133
Accounts payable and accrued expenses	8,771	9,297	9,858
Current income taxes payable	5,635	18,968	19,020
Bank revolving loan payable	68,650	64,070	39,800
Bank term loans payable	11,250	16,875	33,750
Contingent obligation due selling unitholders of Cogent	7,582	15,095	13,647
Deferred tax liability	4,426	3,667	1,580

Total liabilities	129,014	165,499	139,788
Stockholders’ equity	280,597	291,183	283,356
Total liabilities and equity	$409,611	$456,682	$423,144
Book value per share	$9.48	$10.05	$9.66

Condensed Consolidated Statements of Income Data (in thousands, except share and per share data):

	Unaudited				Audited
	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Years Ended December 31,
	2017	2016	2017	2016	2016	2015
Total revenues	$124,198	$157,350	$67,269	$90,485	$335,519	$261,560
Total expenses	112,448	121,027	57,693	60,620	247,638	218,265

Income before taxes	11,750	36,323	9,576	29,865	87,881	43,295
Provision for taxes	6,251	12,338	3,331	10,237	27,119	17,697

Net income allocated to common shareholders	$5,499	$23,985	$6,245	$19,628	$60,762	$25,598
Earnings per share
Basic	$0.17	$0.75	$0.20	$0.62	$1.90	$0.82
Diluted	$0.17	$0.75	$0.20	$0.62	$1.89	$0.82
Average shares outstanding
Basic	32,151,409	31,898,939	31,933,830	31,712,959	32,042,594	31,197,288
Diluted	32,251,500	31,898,939	31,977,479	31,712,959	32,074,232	31,200,378

The following table sets forth our ratio of earnings to fixed charges for the periods specified:

Ratio of earnings to fixed charges	For the Six Months Ended June 30,	For the Years Ended December 31,
	2017	2016	2015
Income before taxes	$11,750	$87,881	$43,295
Interest expense on borrowings(1)	1,608	3,227	2,478
Estimated interest within rental expense(2)	450	880	957

Total fixed charges	$2,058	$4,107	$3,435
Ratio of earnings to fixed charges	5.71	21.40	12.60

(1)	Interest Expense is derived directly from the Consolidated Statements of Income for the relevant period.
(2)	Estimated Interest is based on a rate of 4.5% per annum on the full amount of Occupancy and Rental Expense, net of reimbursements.

Pro Forma Information

The pro forma financial information below assumes that: (i) the Offer is fully subscribed and the CEO and Chairman Purchases occurred at the Purchase Price and (ii) the net proceeds from the Financing Arrangements and the CEO and Chairman Purchases will be used to repay all of the Company’s existing bank debt and to fund $285,000,000 of Share repurchases, inclusive of the Shares purchased under the Offer, at the Purchase Price.

The following unaudited pro forma condensed consolidated balance sheet as of June 30, 2017 and the unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2016 and the six months ended June 30, 2017 are based on the historical financial information of the Company and give effect to the Recapitalization. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2017 gives effect to the Recapitalization as if it had occurred on such date. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2016 and the six months ended June 30, 2017 give effect to the Recapitalization as if it had occurred as of January 1 of each period presented.

The unaudited pro forma combined financial information has been derived from and should be read in conjunction with (i) the audited consolidated financial statements and the related notes of the Company in its Annual Report on Form 10-K as of and for the year ended December 31, 2016 and (ii) the unaudited condensed consolidated financial statements and the related notes of the Company in its Form 10-Q as of and for the six months ended June 30, 2017.

This unaudited pro forma financial information is for illustrative purposes and not intended to represent or necessarily be indicative of either our operating results or financial position or results of operations that would have occurred if the Recapitalization had been consummated on the terms and during the period or as of the dates for which the pro forma data is presented. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other risks and uncertainties, certain of which are beyond our control.

Selected Condensed Consolidated Statements of Financial Condition Data

Greenhill & Co., Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition

As of June 30, 2017

(In thousands, except share and per share data)

	Unaudited
	Actual	Pro Forma Adjustments		Pro Forma
ASSETS
Cash and cash equivalents	$68,022	$(24,900	)(1)	$63,122
		20,000	(2)
Accounts Receivable, net of allowance for doubtful accounts	50,120	—		50,120
Other receivables	3,716	—		3,716
Property and equipment, net	8,650	—		8,650
Goodwill	215,568	—		215,568
Deferred tax asset	55,585	—		55,585
Other assets	7,950	10,000	(3)	17,950

Total assets	$409,611	$5,100		$414,711

	Unaudited
	Actual	Pro Forma Adjustments		Pro Forma
LIABILITIES & STOCKHOLDERS’ EQUITY
Compensation payable	$22,700	$—		$22,700
Accounts payable and accrued expenses	8,771	—		8,771
Current income taxes payable	5,635	—		5,635
Bank revolving loan payable	68,650	(68,650	)(4)	—
Bank term loan payable	11,250	(11,250	)(4)	—
Secured revolving loan		—	(5)	—
Secured term loan B		350,000	(5)	350,000
Contingent obligation due selling unitholders of Cogent	7,582	—		7,582
Deferred taxes payable	4,426	—		4,426

Total liabilities	129,014	270,100		399,114
Common stock	424	12	(2)	436
Restricted stock units	65,946	—		65,946
Additional paid-in capital	775,390	19,988	(2)	795,190
Exchangeable shares of subsidiary	1,958	—		1,958
Retained earnings	86,503	—		86,503
Accumulated other comprehensive income	(25,667)	—		(25,667)
Treasury stock, at cost	(623,957)	(285,000	)(6)	(908,957)

Stockholders’ equity	280,597	(265,000)		15,597

Total liabilities and equity	$409,611	$5,100		$414,711

	—	—		—
Shares outstanding:	29,605,106	(12,000,000	)(7)	14,242,787
		(4,521,739	)(8)
		1,159,420	(2)
Book value per share:	$9.48			$1.10

Selected Condensed Consolidated Statements of Income Data

Greenhill & Co., Inc.

Pro Forma Condensed Consolidated Statements of Income

(In thousands, except share and per share data)

	For the six months ended June 30, 2017			For the year ended December 31, 2016
	Actual	Pro Forma	Pro Forma	Actual	Pro Forma	Pro Forma
	Unaudited	Adjustments	Unaudited	Audited	Adjustments	Unaudited	Notes
Revenues
Advisory revenues	$123,738	—	$123,738	$334,787	—	$334,787
Investment revenues	460	—	460	732	—	732

Total revenues	124,198	—	124,198	335,519	—	335,519

	For the six months ended June 30, 2017			For the year ended December 31, 2016
	Actual	Pro Forma	Pro Forma	Actual	Pro Forma	Pro Forma
	Unaudited	Adjustments	Unaudited	Audited	Adjustments	Unaudited	Notes
Expenses
Employee compensation and benefits	$82,893	—	$82,893	$182,478	—	$182,478
Non compensation expenses	27,947	—	27,947	61,933	—	61,933
Occupancy and equipment rental	9,998	—	9,998	19,553	—	19,553
Depreciation and amortization	1,546	—	1,546	3,243	—	3,243
Information services	4,634	—	4,634	8,920	—	8,920
Professional fees	3,611	—	3,611	6,851	—	6,851
Travel related expenses	6,214	—	6,214	11,912	—	11,912
Interest expense	1,608	(1,608)	10,188	3,227	(3,227)	20,375	(3)
		9,188			18,375		(5)
		1,000			2,000		(3)
Other operating expenses	1,944	—	1,944	11,454	—	11,454

Total expenses	112,448	8,580	121,028	247,638	17,148	264,786
Income before taxes	11,750	(8,580)	3,171	87,881	(17,148)	70,733
Provision for taxes	6,251	(3,260)	2,991	27,119	(6,516)	20,603	(9)

Net income allocated to common stockholders	$5,499	(5,319)	$180	$60,762	(10,632)	$50,130

Earnings per share:
Basic	$0.17		$0.01	$1.90		$3.01
Diluted	$0.17		$0.01	$1.89		$3.00
Average shares outstanding:
Basic	32,151,409	(12,000,000)	16,789,090	32,042,594	(12,000,000)	16,680,275	(7)
		(4,521,739)			(4,521,739)		(8)
		1,159,420			1,159,420		(2)
Diluted	32,251,500	(12,000,000)	16,889,181	32,074,232	(12,000,000)	16,711,913	(7)
		(4,521,739)			(4,521,739)		(8)
		1,159,420			1,159,420		(2)
Ratio of Earnings to Fixed Charges:
Income before Taxes	$11,750		$3,171	$87,881		$70,733
Interest Expense on Borrowings	1,608	(1,608)	10,188	3,227	(3,227)	20,375
		7,875			18,375
		1,000			2,000
Est. Interest within Rental Expense	450	—	450	880	—	880	(10)

Total Fixed Charges	$2,058		$10,637	$4,107		$21,255
Ratio of Earnings to Fixed Charges	5.71x		0.30x	21.40x		3.33x

The pro forma adjustments included in the unaudited pro forma condensed financial information as of and for the six months ended June 30, 2017 and year ended December 31, 2016 are as follows:

(1)	Cash used for additional Share repurchases and fees.
(2)	Proceeds and Share issuance from CEO and Chairman Purchases. Assumes Purchase Price of $17.25 and par value of $0.01 per share.
(3)	Reflects incurrence of debt financing costs, including borrowing fees, legal expenses and other costs associated with the Financing Arrangements which will be amortized over the life of the respective debt facilities.
(4)	Elimination of (i) bank debt, which will be repaid in full with a portion of the proceeds of the Financing Arrangements, and (ii) related interest expense on bank borrowings.
(5)	Borrowing from the issuance of the Term Loan B recorded at face amount. There are not expected to be any borrowings drawn on the Revolving Loan at the time of the Offer. Estimated interest rate assumed at 5.25%.
(6)	Estimated value of Shares repurchased in the Offer and expected to be repurchased in additional Share repurchases. Assumes Purchase Price of $17.25.
(7)	Estimated Shares repurchased in the Offer. Assumes Purchase Price of $17.25.
(8)	Estimated Shares expected to be repurchased in additional Share repurchases. Assumes repurchase price of $17.25.
(9)	Reflects the estimated income tax benefit related to deductibility of interest expense at assumed US effective tax rate of 38%.
(10)	Estimated interest based on 4.5% per annum on full amount of occupancy and rental expense, net of reimbursement.”

Miscellaneous

Pursuant to Rule 13e–4 promulgated under the Exchange Act, we have filed with the U.S. Securities and Exchange Commission a Tender Offer Statement on Schedule TO dated September 27, 2017 and an Amendment No. 1 to Schedule TO dated October 10, 2017, which contain additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 10 of the Offer to Purchase with respect to information concerning Greenhill.

We have not authorized anyone to provide you with information or make any representation on behalf of us or in connection with the Offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the Offer. If given or made, you should not rely on that information or representation as having been authorized by us.

Greenhill & Co., Inc.

October 10, 2017

The Letter of Transmittal, book-entry confirmation of Shares and any other required documents should be sent or delivered by each stockholder of Greenhill & Co., Inc. or his/her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

American Stock Transfer & Trust Company

By First-Class, Registered or Certified Mail:	By Express or Overnight Courier:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Call Toll-Free: 1-877-278-4775

Email: greenhill@georgeson.com

The Dealer Manager for the Offer is:

Greenhill & Co., LLC

300 Park Avenue

New York, New York 10022

1-888-504-7336 (Toll-Free)